UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of December 2007
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.

(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      ☒  Form 20-F                                                         ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐    Yes                                                        ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

     Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated December 17, 2007.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Yaniv Baram Name: Yaniv Baram Title: Corporate Secretary

Dated: December 17, 2007

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated December 17, 2007.

Korean Military To Use Elbit Systems' tactical UAV – Skylark® II

Haifa, Israel, December 17, 2007 – Elbit Systems Ltd. (NASDAQ: ESLT) announced that Skylark® II, was selected by the Korean military as a preferred solution in a tender involving extensive technical tests and including UAV manufacturers from all over the world.

The first phase of the contract includes a comprehensive Skylark® II system while additional systems are expected in the future.

The Skylark® II mini UAV system is designed for data collection, observation and target marking missions for ranges exceeding 60 kilometers. Its silent, electric propulsion system, allows for optimal performance during day, night and adverse weather missions.. The system It offers a full cycle operation that is possible with a 2 person crew only.

Skylark® II is based on the combat experience of the Skylark® I, which is already used in various battlefields by numerous customers worldwide

Haim Kellerman, Corporate Vice President and General Manager of Elbit Systems UAV Division said: We are proud to be selected by the Korean military and believe that Elbit Systems' unique qualities and operational experience in developing UAVs in general and mini UAVs in particular, will contribute to position the Skylark® II as a leader in its field. We believe the Skylark® II has great marketing potential as its unique features, including silent electrical propulsion system and efficient combat operating systems, are particularly suitable for brigade level and up, ground forces missions.

The Skylark® II system includes the UAVs and Ground Control Station. The system is deployed using a Humvee class field vehicles equipped with an integral launcher for point launch and recovery, and an advanced dual station Ground Control Station. It provides advanced, high performance ISTAR capabilities and is ideal for both military and homeland defense missions.

The Skylark® II boasts an electric propulsion system and is fitted with Elbit Systems Electro-Optics Elop's advanced Micro-CoMPASS™ multi-faceted payload (day sensor, cooled night sensor, laser illuminator and tracker) as well as Tadiran Spectralink's advanced digital communication system.

Last year the Skylark® II received POPULAR SCIENCE’s “2006 Best of What’s New” Award in the Aviation and Space category.

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Elbit Systems Group, which includes the company and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned air vehicle (UAV) systems, advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense, homeland security and commercial aviation applications.

Contacts:

Company

Contact:	IR Contact:
Joseph Gaspar, Corporate VP & CFO Dalia Rosen, Director of Corporate Communications Elbit Systems Ltd Tel: +972-4-8316663 Fax: +972-4-8316944 E-mail: gspr@elbit.co.il daliarosen@elbit.co.il	Ehud Helft / Kenny Green G.K. Investor Relations Tel: 1-646-201-9246 Fax: +972-3-607–4711 E-mail: info@gkir.com

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS (WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED) REGARDING ELBIT SYSTEMS LTD. AND/OR COMPANIES IN THE ELBIT SYSTEMS GROUP, TO THE EXTENT SUCH STATEMENTS DO NOT RELATE TO HISTORICAL OR CURRENT FACT. FORWARD LOOKING STATEMENTS ARE BASED ON MANAGEMENT’S EXPECTATIONS, ESTIMATES, PROJECTIONS AND ASSUMPTIONS. FORWARD-LOOKING STATEMENTS ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, AS AMENDED. THESE STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE CERTAIN RISKS AND UNCERTAINTIES, WHICH ARE DIFFICULT TO PREDICT. THEREFORE, ACTUAL FUTURE RESULTS, PERFORMANCE AND TRENDS MAY DIFFER MATERIALLY FROM THESE FORWARD-LOOKING STATEMENTS DUE TO A VARIETY OF FACTORS, INCLUDING, WITHOUT LIMITATION: SCOPE AND LENGTH OF CUSTOMER CONTRACTS; GOVERNMENTAL REGULATIONS AND APPROVALS; CHANGES IN GOVERNMENTAL BUDGETING PRIORITIES; GENERAL MARKET, POLITICAL AND ECONOMIC CONDITIONS IN THE COUNTRIES IN WHICH THE ELBIT SYSTEMS GROUP OPERATES OR SELLS, INCLUDING ISRAEL AND THE UNITED STATES AMONG OTHERS; DIFFERENCES IN ANTICIPATED AND ACTUAL PROGRAM PERFORMANCE, INCLUDING THE ABILITY TO PERFORM UNDER LONG-TERM FIXED-PRICE CONTRACTS; AND THE OUTCOME OF LEGAL AND/OR REGULATORY PROCEEDINGS. THE FACTORS LISTED ABOVE ARE NOT ALL-INCLUSIVE, AND FURTHER INFORMATION IS CONTAINED IN ELBIT SYSTEMS LTD.’S LATEST ANNUAL REPORT ON FORM 20-F, WHICH IS ON FILE WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. ALL FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE OF THIS RELEASE. ELBIT SYSTEMS DOES NOT UNDERTAKE TO UPDATE ITS FORWARD-LOOKING STATEMENTS.